National Securities Corporation

Statement of Financial Condition
September 30, 2016

ASSETS

Cash	$15,898,288
Restricted cash	125,738
Cash deposits with clearing organizations	325,747
Securities owned, at fair value	152,598
Receivables from broker dealers and clearing organizations	3,218,032
Forgivable loans receivable	1,711,520
Other receivables, net of allowance for uncollectible accounts of $50,635	4,335,400
Prepaid expenses	729,787
Property and equipment, net	220,026
Goodwill	5,702,000
Intangibles, net	3,476,875
Due from affiliates	172,602
Deposits and other assets	109,496
Deferred tax asset	602,557
TOTAL ASSETS	**$36,780,666**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accrued commissions and payroll	$8,822,422
Accounts payable and other accrued expenses	3,712,128
Deferred clearing and marketing credits	995,238
Due to affiliates	357,369
Due to parent	174,239
Total Liabilities	**14,061,396**

Shareholder's Equity

Common stock $0.02 par value,	
5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	22,719,268
Retained earnings	-
Total Shareholder's Equity	**22,719,270**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$36,780,666**

See notes to financial statements